SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)*

                                Seacor Smit Inc.
                                 (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                          (Title of Class of Securities)

                                    811904101
                                  (Cusip Number)

                               J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                  (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 11, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of the Stock reported herein is 1,323,700 shares, which constitutes approximately 11.0% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 12,062,124 shares outstanding.

1.   Name of Reporting Person:

     Alpine Capital, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 345,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 345,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     345,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  2.9%


14.  Type of Reporting Person: PN

------------
(1) Power is exercised through its two general partners, Robert W. Bruce III and Algenpar, Inc.

1.   Name of Reporting Person:

     Robert W. Bruce III

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 14,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: 436,000 (2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: 14,000 (1)
Person
With
               10.  Shared Dispositive Power: 436,000 (2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     450,000 (1) (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  3.7%

14.  Type of Reporting Person: IN
-------------
(1) Solely in his capacity as trustee of The Robert Bruce Management Company, Inc. Defined Benefit Pension Trust, with respect to 9,000 shares of the Stock.
(2) Solely in his capacity as one of two general partners of Alpine Capital, L.P., with respect to 345,000 shares of the Stock, and in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares of the Stock owned by the Anne T. and Robert M. Bass Foundation, with respect to 91,000 shares of the Stock.

1.   Name of Reporting Person:

     Algenpar, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 345,000 (1)(2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 345,000 (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     345,000 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  2.9%

14.  Type of Reporting Person: CO
------------
(1)  Power is exercised through its President, J. Taylor Crandall.
(2) Solely in its capacity as one of two general partners of Alpine Capital, L.P.

1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 436,000 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 436,000 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     436,000 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 3.6%


14.  Type of Reporting Person: IN
------------
(1) Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is one of two general partners of Alpine Capital, L.P., with respect to 345,000 shares of the Stock, and in his capacity as a director of The Anne T. and Robert M. Bass Foundation, with respect to 91,000 shares of the Stock.

1.   Name of Reporting Person:

     The Anne T. and Robert M. Bass Foundation

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Working Capital

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 91,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 91,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     91,000 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.8%

14.  Type of Reporting Person: CO
------------
(1) Power is exercised through its three directors, Anne T. Bass, Robert M. Bass and J. Taylor Crandall and through Robert W. Bruce in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares of the Stock owned by The Anne T. and Robert M. Bass Foundation.

1.   Name of Reporting Person:

     Anne T. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 91,000 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 91,000 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     91,000 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.8%

14.  Type of Reporting Person: IN
------------
(1) Solely in her capacity as a director of The Anne T. and Robert M. Bass Foundation.

1.   Name of Reporting Person:

     Keystone, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 777,500 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 777,500 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     777,500

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 6.4%


14.  Type of Reporting Person: CO
------------
(1)  Power is exercised through its President and sole director, Robert M. Bass.

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 873,700 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: 91,000 (2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: 873,700 (1)
Person
With
               10.  Shared Dispositive Power: 91,000 (2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     964,700 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 8.0%

14.  Type of Reporting Person: IN
------------
(1) Solely in his capacity as President and sole director of Keystone, Inc. with respect to 777,500 shares.
(2) Solely in his capacity as a director of The Anne T. and Robert M. Bass Foundation with respect to 91,000 shares.

1.   Name of Reporting Person:

     The Robert Bruce Management Company, Inc. Defined Benefit Pension Trust

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: OO - Contributions from Bruce Management

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /


6.   Citizenship or Place of Organization: Pursuant to ERISA

               7.   Sole Voting Power:  9,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 9,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     9,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  <0.1%

14.  Type of Reporting Person: OO - Trust
------------
(1)  Power is exercised through its trustee Robert W. Bruce III.

          Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their schedule 13D Statement dated February 18, 1998, as amended by Amendment No. 1 dated April 17, 1998, Amendment No. 2 dated June 8, 1998, Amendment No. 3 dated July 29, 1998, Amendment No. 4 dated August 7, 1998, Amendment No. 5 dated August 17, 1998, Amendment No. 6 dated November 18, 1998, Amendment No. 7 dated December 2, 1998, and Amendment No. 8 dated September 29, 1999 (the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Stock"), of Seacor Smit Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

Item 1.   SECURITY AND ISSUER.

     No material change.

Item 2.   IDENTITY AND BACKGROUND.

     No material change.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety to read as follows:

     The source and amount of the funds used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

     Alpine          Working Capital(1)     $69,684,607.60(2)

     Bruce           Not Applicable         $   200,145.00

     Algenpar        Not Applicable         Not Applicable

     Crandall        Not Applicable         Not Applicable

     Foundation      Working Capital(1)     $ 4,088,782.50(3)

     A. Bass         Not Applicable         Not Applicable

     Keystone        Working Capital(1)     $37,607,020.08

     R. Bass         Personal Funds         $ 4,448,057.00


     RBMC Trust      Contributions from
                     Bruce Management       $   356,908.00

     (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

(2) This figure represents the total amount expended by Alpine for all purchases of the Stock without subtracting sales; therefore, such figure does not represent Alpine's net investment in the Stock. Alpine's net investment in the Stock is $24,253,993.61.

(3) This figure represents the total amount expended by Foundation for all purchases of the Stock without subtracting sales; therefore, such figure does not represent Foundation's net investment in the Stock. Foundation's net investment in the Stock is $3,760,251.27.

Item 4.   PURPOSE OF TRANSACTION.

     No material change.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety to read as follows:
     (a)

     ALPINE

     The aggregate number of shares of the Stock that Alpine owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 345,000, which constitutes approximately 2.9% of the outstanding shares of the Stock.

     BRUCE

     Because of his positions as (i) one of two general partners of Alpine, (ii) trustee of RBMC Trust and (iii) principal of Bruce Management (which has shared investment discretion over the Stock owned by the Foundation), and because of his individual ownership of 5,000 shares of the Stock, Bruce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 450,000 shares of the Stock, which constitutes approximately 3.7% of the outstanding shares of the Stock.

     ALGENPAR

     Because of its position as one of two general partners of Alpine, Algenpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 345,000 shares of the Stock, which constitutes approximately 2.9% of the outstanding shares of the Stock.

     CRANDALL

     Because of his positions as President and sole stockholder of Algenpar, one of two general partners of Alpine, and a director of the Foundation, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 436,000 shares of the Stock, which constitutes approximately 3.6% of the outstanding shares of the Stock.

     FOUNDATION

     The   aggregate  number  of  shares  of  the  Stock  that  Foundation  owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 91,000, which constitutes approximately 0.8% of the outstanding shares of the Stock.

     A. BASS

     Because of her position as a director of Foundation, A. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 91,000 shares of the Stock, which constitutes approximately 0.8% of the outstanding shares of the Stock.

     KEYSTONE

     The   aggregate   number  of  shares  of  the  Stock  that  Keystone   owns
beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 777,500, which constitutes approximately 6.4% of the outstanding shares of the Stock.

     R. BASS

     Because of his positions as a director of Foundation and President and sole director of Keystone, and because of his individual ownership of 96,200 shares of the Stock, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 964,700 shares of the Stock, which constitutes approximately 8.0% of the outstanding shares of the Stock.

     RBMC TRUST

     The aggregate number of shares of the Stock that RBMC Trust owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 9,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Stock.

     (b)

     ALPINE

     Acting through its two general partners, Alpine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 345,000 shares of the Stock.

     BRUCE

     As one of two general partners of Alpine, Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 345,000 shares of the Stock. As principal of Bruce Management (which exercises shared investment discretion over the Stock owned by the Foundation), Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 91,000 shares of the Stock. In his individual capacity, Bruce has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,000 shares of the Stock. As trustee of RBMC Trust, Bruce has sole power to vote or to direct the vote and to dispose or to direct the disposition of 9,000 shares of the Stock.

     ALGENPAR

     As one of two general partners of Alpine, Algenpar has shared power to vote or to direct the vote and to dispose or to direct the disposition of 345,000 shares of the Stock.

     CRANDALL

     As the President and sole stockholder of Algenpar, which is one of two general partners of Alpine, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 345,000 shares of the Stock. As one of three directors of Foundation, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 91,000 shares of the Stock.

     FOUNDATION

     Acting through its three directors and Bruce (as principal of Bruce Management which exercises shared investment discretion over the Stock owned by the Foundation), Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 91,000 shares of the Stock.

     A. BASS

     As one of three directors of Foundation, A Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 91,000 shares of the Stock.

     KEYSTONE

     Acting through R. Bass, its President and sole director, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 777,500 shares of the Stock.

     R. BASS

     As one of three directors of Foundation, R. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 91,000 shares of the Stock. As the President and sole director of Keystone, R. Bass has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 777,500 shares of the Stock. In his individual capacity, R. Bass has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 96,200 shares of the Stock.

     RBMC TRUST

     Acting through its trustee, RBMC Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 9,000 shares of the Stock.

     (c) Since the last 13D filing, the Reporting Persons have sold shares of the Stock in open market transactions on the New York Stock Exchange as follows:

 REPORTING             NO. OF UNITS   PRICE PER
 PERSON         DATE         SOLD          UNIT

Alpine         10/06/99      50,000        $47.95
Alpine         10/11/99     110,000         46.13
Foundation     10/11/99       7,000         46.93


     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Stock since the last filing.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock owned by such Reporting Person.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: October 13, 1999
                                  ALPINE CAPITAL, L.P.

                                  By: /s/ Robert W. Bruce III
                                      Robert W. Bruce III,
                                      Manager

                                  /s/ Robert W. Bruce III
                                  ROBERT W. BRUCE III

                                  ALGENPAR, INC.

                                  By: /s/ J. Taylor Crandall
                                      J. Taylor Crandall,
                                      President


                                  /s/ J. Taylor Crandall
                                  J. TAYLOR CRANDALL

                                  KEYSTONE, INC.


                                  By: /s/ W.R. Cotham,
                                       Vice President


                                  /s/ W.R. Cotham
                                  W.R. Cotham,

                                  Attorney-in-Fact for:

                                  THE ANNE T. AND ROBERT M.
                                    BASS FOUNDATION (1)
                                  ANNE T. BASS (2)
                                  ROBERT M. BASS (3)

                                  THE ROBERT BRUCE MANAGEMENT COMPANY, INC.
                                    DEFINED BENEFIT PENSION TRUST

                                  By:  /s/ Robert W. Bruce III
                                       Robert W. Bruce III,
                                       Trustee

(1)   A  Power of Attorney authorizing W.R. Cotham, et al., to act on behalf  of
the  Anne T. and Robert M. Bass Foundation previously has been filed with    the
Securities and Exchange Commission.

(2) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Anne T. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.
                            EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1    Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.